January 13, 1998

Dear Stockholder of The Europe Fund, Inc. and/or The United Kingdom Fund Inc.:

     The enclosed notice and proxy statement relates to a joint special meeting of the stockholders of The Europe Fund, Inc. ("The Europe Fund") and The United Kingdom Fund Inc. ("The UK Fund") (each, a "Fund" and collectively, the "Funds"). As you may know, on November 19, 1997, the boards of directors of Merrill Lynch & Co., Inc. ("Merrill Lynch") and Mercury Asset Management Group plc ("MAM") announced that they had agreed on terms of a recommended cash offer (the "Offer") pursuant to which Merrill Lynch, through its subsidiary ML Invest plc, would seek to acquire all of the issued share capital of MAM (the "Transaction"). On December 22, 1997, Merrill Lynch acquired control of MAM. Both Mercury
Asset Management International Ltd., the Funds' investment adviser, and Mercury Asset Management International Channel Islands Ltd., the Funds' investment manager, are now subsidiaries of MAM.

     The purpose of the joint special meeting of stockholders is to permit each Fund's stockholders to consider new investment management and new investment advisory agreements for their Fund to take effect on January 12, 1998, the issue date of a Securities and Exchange Commission exemptive order relating to the Transaction. Approval of these new agreements is necessary because without it the acquisition of control by Merrill Lynch of MAM could be deemed to result in the automatic termination of the most recent investment advisory and investment management agreements, pursuant to the provisions of the Investment Company Act of 1940. The new investment advisory and investment management agreements will be substantially identical to that Fund's most recent investment advisory and investment management agreements, respectively, except for the dates of execution, effectiveness and termination and certain escrow arrangements. The attached proxy statement therefore seeks your approval of your Fund's new agreements.

     It is important to keep in mind that Merrill Lynch and its subsidiaries have acquired MAM and MAM's subsidiaries, but not the Funds. YOUR FUND SHARES AND THE ADVISORY FEES CHARGED TO EACH FUND WILL NOT CHANGE AS A RESULT OF THE TRANSACTION.

     Your vote is important, and your participation in the governance of your Fund does make a difference.

     The proposals have been unanimously approved by the Board of Directors of each Fund, who recommend that you vote "FOR" the proposal. STOCKHOLDERS OF EACH FUND VOTE SEPARATELY.

     We thought it would be helpful to provide the following questions and answers regarding the Transaction and the related proposal. These are designed to help answer questions you may have and are being provided as a supplement to, and not a substitute for, the proxy statement, which we urge you to review carefully.

     If you have any questions or if you need further assistance in voting, please feel free to call the proxy solicitor for your Fund. Tritech Services is the proxy solicitor for The Europe Fund and can be reached at 1-800-955-8683. Corporate Investor Communications, Inc. is the proxy solicitor for The UK Fund and can be reached at 1-800-252-1559. If we have not received your proxy card(s) prior to the date of the joint special meeting, you may receive a telephone call encouraging you to exercise your right to vote.

     PLEASE SIGN AND RETURN YOUR PROXY CARD(S) IN THE ENCLOSED POSTAGE-PAID ENVELOPE

                                     We thank you for your participation,

                                     J. LOUGHLIN CALLAHAN
                                     President of The Europe Fund and The UK
                                     Fund